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                                                                      EXHIBIT 21


                                  SUBSIDIARIES
                                       OF
                        HOME PROPERTIES OF NEW YORK, INC.
                             As of December 31, 1997

1.   Home Properties of New York, L.P., a New York limited partnership.

2. Through Home Properties of New York, L.P. (the "Operating Partnership"), Home Properties of New York, Inc. has interests in the following entities:

     * The Operating Partnership owns 9,900 shares of non-voting common stock of Home Properties Management, Inc., a Maryland corporation. Officers and directors of Home Properties own 100 shares of voting common stock of Home Properties Management, Inc. Such shares represent all of the outstanding common stock of Home Properties Management, Inc.

     * The Operating Partnership owns 891 shares of non-voting common stock of Conifer Realty Corporation, a Maryland corporation. Officers and directors of Home Properties own 9 shares of voting stock of Conifer Realty Corporation. Such shares represent all of the outstanding common stock of Conifer Realty Corporation.

     * The Operating Partnership is the immediate parent of five limited liability companies and four partnerships formed in the State of New York that engage in the business of owning and operating multifamily residential property in the United States.

3.   Home Properties Trust, a Maryland real estate investment trust.